SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of December, 2004

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)









                                                             21 December 2004

Appointment of Charles Sinclair as independent Non-Executive Director and the appointment of Anthony Habgood as Senior Independent Director



The Board of SVG Capital plc is pleased to announce that Charles Sinclair will be joining the Board as an independent Non-Executive Director with effect from 1 January 2005.

Charles Sinclair, 56, is Chief Executive of Daily Mail and General Trust plc, a post he has held since 1988, having joined the group in 1975. He is a non-executive director of Euromoney Institutional Investor PLC and Reuters Group PLC. He recently retired from the Board of Schroders plc.

Charles was educated at Winchester College and Magdalen College, Oxford, and is a Fellow of the Institute of Chartered Accountants.

Charles Sinclair will bring valuable experience to the Board, and on behalf of the Directors, we welcome him. His election as a Director of the Company will be proposed at the 2005 Annual General Meeting.

It is confirmed that there are no details to be disclosed concerning Charles Sinclair under paragraph 6.F.2(b) to (g) of the UK Listing Rules.

In addition, following a review of the Combined Code by the Board we are pleased to announce the appointment of Anthony Habgood as Senior Independent Director with effect from 1 December 2004. The responsibilities of this non-executive role are described in the Combined Code.

For further information, please contact:

SVG Capital plc
Nick Ferguson                                           020 7010 8900

Weber Shandwick Square Mile
Nick Dibden                                             020 7067 0742





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 29 December, 2004


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries